SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 14)



Core Molding Technologies, Inc
(Name of Issuer)

Common Stock $0.01 Par Value Per Share
(Title of Class of Securities)


218683100
(CUSIP Number)

James E. McKee
GAMCO Investors, Inc.
One Corporate Center
Rye, New York 10580-1435
(914) 921-5294
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)



January 17, 2007
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Seciton 240.13d-1(e),
240.13d-1(f) or 240.13d-1(g), check the following box.


CUSIP No. 218683100
1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gabelli Funds, LLC
I.D. NO.  13-4044523
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)

(b)

3
SEC USE ONLY

4
SOURCE OF FUNDS (SEE INSTRUCTIONS)
   00-Funds of investment advisory clients

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   New York

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH
7
SOLE VOTING POWER

225,000 (Item 5)

8

SHARED VOTING POWER

NONE

9
SOLE DISPOSITIVE POWER

225,000 (Item 5)

10
SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

225,000 (ITEM 5)
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.23%
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    IA
CUSIP No. 218683100
1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

GAMCO Asset Management Inc.
I.D. NO.  13-4044521
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)

(b)

3
SEC USE ONLY

4
SOURCE OF FUNDS (SEE INSTRUCTIONS)
 00-Funds of investment advisory clients

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   New York

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH
7
SOLE VOTING POWER

416,500  (Item 5)

8

SHARED VOTING POWER

NONE

9

SOLE DISPOSITIVE POWER

416,500  (Item 5)

10
SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

416,500  (Item 5)
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.12%
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    IA, CO
CUSIP No. 218683100
1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gabelli Advisers, Inc.
I.D. NO.  13-4008049
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)

(b)

3
SEC USE ONLY

4
SOURCE OF FUNDS (SEE INSTRUCTIONS)
00-Funds of investment advisory clients

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH
7
SOLE VOTING POWER

12,000 (Item 5)

8
SHARED VOTING POWER

NONE

9
SOLE DISPOSITIVE POWER

12,000 (Item 5)

10
SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,000 (ITEM 5)
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.12%
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    IA, CO

CUSIP No. 218683100
1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

MJG Associates, Inc.
I.D. NO.  06-1304269
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)

(b)

3
SEC USE ONLY


4
SOURCE OF FUNDS (SEE INSTRUCTIONS)
00-Client Funds

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   Connecticut

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH
7
SOLE VOTING POWER

7,000 (Item 5)

8
SHARED VOTING POWER

NONE

9

SOLE DISPOSITIVE POWER

 7,000 (Item 5)

10
SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  7,000 (ITEM 5)
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
 (SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.07%
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
 CO
CUSIP No. 218683100
1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

GGCP, Inc.
I.D. NO.  13-3056041
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)

(b)

3
SEC USE ONLY

4
Source of funds (SEE INSTRUCTIONS)
   None

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   New York

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH
7
SOLE VOTING POWER

None

8
SHARED VOTING POWER

NONE

9
SOLE DISPOSITIVE POWER

NONE

10
SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

NONE
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) X
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

NONE
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    HC, CO

CUSIP No. 218683100
1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

GAMCO Investors, Inc.
I.D. NO.  13-4007862
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)

(b)

3
SEC USE ONLY

4
Source of funds (SEE INSTRUCTIONS)
None

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   New York

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH
7
SOLE VOTING POWER

None

8
SHARED VOTING POWER

NONE

9
SOLE DISPOSITIVE POWER

NONE

10
SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

NONE
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) X
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.00%

14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    HC, CO

CUSIP No. 218683100
1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Mario J. Gabelli
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)

(b)

3
SEC USE ONLY

4
Source of funds (SEE INSTRUCTIONS)
 None

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   USA

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH
7
SOLE VOTING POWER

None

8
SHARED VOTING POWER

NONE

9
SOLE DISPOSITIVE POWER

NONE

10
SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

NONE
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) X
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.00%
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    IN

Item 1. Security and Issuer
This Amendment No. 14 to Schedule 13D on the Common Stock of Core Molding
 Technologies, Inc. (the"Issuer") is being filed on behalf of the undersigned to amend the Schedule 13D, as amended (the "Schedule 13D"), which was originally
 filed on September 6, 2001.   Unless otherwise indicated, all capitalized terms
 used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D.


Item 2. Identity and Background
This statement is being filed by Mario J. Gabelli ("Mario Gabelli") and various entities which he
directly or indirectly controls or for which he acts as chief investment officer.  These entities, except for Lynch Interactive
Corporation("Interactive"), engage in various aspects of the securities business, primarily
as investment adviser to various institutional and individual clients, including registered investment companies and pension plans, and as general partner of various private investment partnerships.  Certain of these entities may also make investments for their own accounts.
		The foregoing persons in the aggregate often own beneficially more than 5% of a class of a particular issuer.  Although several of the foregoing persons are treated as institutional investors for purposes of reporting their beneficial ownership on the short-form Schedule 13G, the holdings of those who do not qualify as institutional investors may exceed the 1% threshold presented for filing on Schedule 13G or implementation of their investment philosophy may from time to time require action which could be viewed as not completely passive.  In order to avoid any question as to whether their beneficial ownership is being reported on the proper form and in order to provide greater investment flexibility and administrative uniformity, these persons have decided to file their beneficial ownership reports on the more detailed Schedule 13D form rather than on the short-form Schedule 13G and thereby to provide more expansive disclosure than may be necessary.
		(a), (b) and (c) - This statement is being filed by one or more of the following persons: GGCP, Inc.  formerly known as Gabelli Group Capital
 Partners, Inc. ("GGCP"), GAMCO Investors, Inc. formerly known as Gabelli Asset
 Management Inc. ("GBL"), Gabelli Funds, LLC ("Gabelli Funds"), GAMCO Asset
Management Inc. formerly known as GAMCO Investors, Inc. ("GAMCO"), Gabelli
Advisers, Inc. ("Gabelli Advisers"), Gabelli Securities, Inc. ("GSI"), Gabelli &
 Company, Inc. ("Gabelli & Company"), MJG Associates, Inc. ("MJG Associates"),
Gabelli Foundation, Inc. ("Foundation"), Mario Gabelli, and Interactive.  Those
 of the foregoing persons signing this Schedule 13D are hereafter referred to as the "Reporting Persons".
		GGCP makes investments for its own account and is the parent company of GBL.  GBL, a public company listed on the New York Stock Exchange, is the parent company for a variety of companies engaged in the securities business, including those named below.
		GAMCO, a wholly-owned subsidiary of GBL, is an investment adviser registered under the Investment Advisers Act of 1940, as amended ("Advisers
 Act").  GAMCO is an investment manager providing discretionary managed account services for employee benefit plans, private investors, endowments, foundations and others.
		GSI, a majority-owned subsidiary of GBL, is an investment adviser registered under the Advisers Act and serves as a general partner or investment manager to limited partnerships and offshore investment companies.  As a part of its business, GSI may purchase or sell securities for its own account.  It is the immediate parent of Gabelli & Company. GSI is the Investment Manager of
 Gabelli Associates Fund, Gabelli Associates Fund II, Gabelli Associates
 Limited, ALCE Partners, L.P., and Gabelli Multimedia Partners, L.P.  GSI and
 Marc Gabelli own 45% and 55%, respectively, of Gabelli Securities International
 Limited ("GSIL"). GSIL provides investment advisory services to offshore funds
 and accounts.   GSIL is an investment advisor of Gabelli International Gold
 Fund Limited, Gabelli European Partners, Ltd., and Gabelli Global Partners,
 Ltd.
		Gabelli & Company, a wholly-owned subsidiary of GSI, is a broker-
dealer registered under the Securities Exchange Act of 1934, as amended ("1934
 Act"), which as a part of its business regularly purchases and sells securities for its own account.
		Gabelli Funds, a wholly owned subsidiary of GBL, is a limited liability company. Gabelli Funds is an investment adviser registered under the
 Advisers Act which presently provides discretionary managed account services for The Gabelli Equity Trust Inc., The Gabelli Asset Fund, The Gabelli Growth
 Fund, The Gabelli Convertible and Income Securities Fund, Inc., The Gabelli
 Value Fund Inc., The Gabelli Small Cap Growth Fund, The Gabelli Equity Income
 Fund, The Gabelli ABC Fund, The Gabelli Global Telecommunications Fund, Gabelli
 Gold Fund, Inc., The Gabelli Global Multimedia Trust Inc., The Gabelli Global
 Convertible Securities Fund, Gabelli Capital Asset Fund, Gabelli International
 Growth Fund, Inc., The Gabelli Global Growth Fund, The Gabelli Utility Trust,
 The Gabelli Global Opportunity Fund, The Gabelli Utilities Fund, The Gabelli
 Blue Chip Value Fund, The Gabelli Mathers Fund, The Gabelli Woodland Small Cap
 Value Fund, The Comstock Capital Value Fund, The Comstock Strategy Fund, The
 Gabelli Dividend and Income Trust, The Gabelli Global Utility & Income Trust,
 The Gabelli Global Gold, Natural Resources, & Income Trust (collectively, the
 "Funds"), which are registered investment companies.
		Gabelli Advisers, a subsidiary of GBL, is an investment adviser which provides discretionary advisory services to The Gabelli Westwood Mighty
 Mites Fund.
		MJG Associates provides advisory services to private investment partnerships and offshore funds.  Mario Gabelli is the sole shareholder,
 director and employee of MJG Associates.   MJG Associates is the Investment
 Manager of Gabelli International Limited, Gabelli International II Limited,
 Gabelli Performance Partnership, and Gabelli Fund, LDC.
The Foundation is a private foundation.  Mario Gabelli is the President, a
Trustee and the Investment Manager of the Foundation.
		 Interactive is a holding company with operating subsidiaries engaged primarily in the rural telephone industry.  Interactive actively pursues new business ventures and acquisitions.  Interactive makes investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions and are not engaged in the business of investing, reinvesting, or trading in securities.  Mario J. Gabelli is a director, and substantial shareholder of Interactive.
Mario Gabelli is the majority stockholder and Chief Executive
Officer of GGCP and Chairman and Chief Executive Officer of GBL.  GGCP is the
majority shareholder of GBL. GBL, in turn, is the sole stockholder of GAMCO.
GBL is also the majority stockholder of GSI and the largest shareholder of
Gabelli Advisers.  Gabelli & Company is a wholly-owned subsidiary of GSI.
The Reporting Persons do not admit that they constitute a group.
GGCP, GBL, GAMCO, and Gabelli & Company are New York corporations and GSI and Gabelli Advisers are Delaware corporations, each having its principal business office at One Corporate Center, Rye, New York 10580.
Gabelli Funds is a New York limited liability company having its principal business office at One Corporate Center, Rye, New York 10580.  MJG Associates
is a Connecticut corporation having its principal business office at 140
Greenwich Avenue, Greenwich, CT 06830.  The Foundation is a Nevada corporation having its principal offices at 165 West Liberty Street, Reno, Nevada 89501.
Interactive
is a Delaware corporation having its principal place of business at 401 Theodore
Fremd Avenue, Rye, New York 10580.
For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities and other related persons (collectively, "Covered Persons"), reference is made to
Schedule I annexed hereto and incorporated herein by reference.
(f) - Reference is made to Schedule I hereto.

Item 5.		Interest In Securities Of The Issuer
		Item 5 to Schedule 13D is amended, in pertinent part, as follows:
(a) The aggregate number of Securities to which this Schedule 13D relates is 660,500 shares, representing 6.53% of the 10,110,522 shares outstanding as reported in the Issuer's most recent Form 10-Q for the quarterly period ended September 30, 2006. The Reporting Persons beneficially own those Securities as follows:

Name
Shares of
Common Stock
% of Class of
Common
Gabelli Funds

225,000
2.23%
GAMCO
416,500
4.12%

Gabelli Advisers

12,000

0.12%

MJG Associates

7,000

0.07%

Mario Gabelli is deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons. GSI is deemed to have beneficial ownership of the Securities beneficially owned by Gabelli & Company.
  GBL and GGCP are deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons other than Mario Gabelli and the Foundation.

(b) Each of the Reporting Persons and Covered Persons has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be, except that (i) Gabelli Funds has sole dispositive and voting power with respect to the shares of the Issuer held by the Funds so long as the aggregate voting interest of all joint filers does not exceed 25% of their total voting interest in the Issuer and, in that event, the Proxy Voting Committee of each Fund shall respectively vote that Fund's shares, (ii) at any time, the Proxy Voting Committee of each such Fund may take and exercise in its sole discretion the entire voting power with respect to the shares held by such fund under special circumstances such as regulatory considerations, and (iii) the power of Mario Gabelli, GBL and GGCP is indirect with respect to Securities beneficially owned directly by other Reporting Persons.
(c) Information with respect to all transactions in the Securities which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by each of the Reporting Persons and Covered Persons is set forth on Schedule II annexed hereto and incorporated herein by reference.
(e) Not applicable.


Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:	January 18, 2007

MARIO J. GABELLI
MJG ASSOCIATES, INC.
GGCP, INC


By:/s/ James E. McKee
	James E. McKee
	Attorney-in-Fact




GAMCO INVESTORS, INC.
GABELLI FUNDS, LLC
GABELLI ADVISERS, INC.



By:/s/ James E. McKee
	James E. McKee
	Secretary



GAMCO ASSET MANAGEMENT INC.



By:/s/ Douglas R. Jamieson
	Douglas R. Jamieson
	President and Chief Operating Officer

SCHEDULE I
Information with Respect to Executive
Officers and Directors of the Undersigned
Schedule I to Schedule 13D is amended, in pertinent part, as follows:

The following sets forth as to each of the executive officers and directors of the undersigned: his name; his business address; his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise specified, the principal employer of each such individual is GAMCO Asset Management, Inc., Gabelli Funds, LLC, Gabelli & Company, Inc., or GAMCO Investors, Inc., the business address of each of which is One Corporate Center, Rye, New York 10580, and each such individual identified below is a citizen of the United States. To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in Item 2(d) of this Schedule 13D.




GGCP, Inc.
Directors:

Vincent J. Amabile

Mario J. Gabelli
Business Consultant
Chief Executive Officer of GGCP, Inc., and GAMCO Investors, Inc,;
Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC; Chief Executive Officer of Lynch Interactive Corporation.

Marc J. Gabelli
Chairman of Lynch Corporation

Matthew R. Gabelli
Vice President - Trading
Gabelli & Company, Inc.
One Corporate Center
Rye, New York 10580

Charles C. Baum

Douglas R. Jamieson
Secretary & Treasurer
United Holdings Co., Inc.
2545 Wilkens Avenue
Baltimore, MD   21223

See below
Joseph R. Rindler, Jr.

Business Consultant/former Chairman of GAMCO Asset Management Inc.
               Fredric V. Salerno
Chairman; Former Vice Chairman and Chief Financial Officer
Verizon Communications

Officers:

	Mario J. Gabelli
 Chief Executive Officer and Chief Investment Officer

	Michael G. Chieco
Chief Financial Officer





GAMCO Investors, Inc.
Directors:


               Edwin L. Artzt




               Richard L. Bready

Former Chairman and Chief Executive Officer
Procter & Gamble Company
900 Adams Crossing
Cincinnati, OH 45202

Chairman and Chief Executive Officer
Nortek, Inc.
50 Kennedy Plaza
Providence, RI 02903

	Mario J. Gabelli


               John D. Gabelli
See above


Senior Vice President


               John C. Ferrara


See below

               Eugene R. McGrath

Former Chairman and Chief Executive Officer
Consolidated Edison, Inc.

	Karl Otto Pohl (1)




              Robert S. Prather






               Vincent S. Tese





Sal. Oppenheim jr. & Cie.
Bockenheimer Landstrasse 20
D-6000 FRANKFURT AM MAIN
Germany

President & Chief Operating Officer
Gray Television, Inc.
4370 Peachtree Road, NE
Atlanta, GA 30319


Lawyer, Investment Adviser and Cable Television Executive
c/o Bear Stearns & Company, Inc.
245 Park Avenue, 19th Floor
New York, NY 10167


Officers:

	Mario J. Gabelli

Chairman and Chief Executive Officer

Douglas R. Jamieson

Henry G. Van der Eb

John C. Ferrara

President and Chief Operating Officer

Senior Vice President

Interim Chief Financial Officer
	James E. McKee

Vice President, General Counsel and Secretary

GAMCO Asset Management Inc.
Directors:


	Douglas R. Jamieson
	Regina M. Pitaro
	F. William Scholz, II
	William S. Selby


Officers:


	Mario J. Gabelli
Chief Investment Officer - Value Portfolios



	Douglas R. Jamieson


President and Chief Operating Officer


Gabelli Funds, LLC
Officers:


	Mario J. Gabelli

Chief Investment Officer - Value Portfolios
	Bruce N. Alpert
Executive Vice President and Chief Operating Officer

	James E. McKee
Secretary



Gabelli Advisers, Inc.
Directors:


	Bruce N. Alpert
               Douglas R. Jamieson

See above
See above
Officers:


	Bruce N. Alpert
Chief Operating Officer

	James E. McKee
Secretary

Gabelli Securities, Inc.


Directors:


	Robert W. Blake
President of W. R. Blake & Sons, Inc.
196-20 Northern Boulevard
Flushing, NY   11358

	Douglas G. DeVivo
General Partner of ALCE Partners, L.P.
One First Street, Suite 16
Los Altos, CA   94022


               Douglas R. Jamieson

               F. William Scholz, II


President and Chief Operating Officer

See above


Officers:


	Douglas R. Jamieson

               James E. McKee

               Kieran Caterina
See above

Assistant Secretary

Chief Financial Officer


Gabelli & Company, Inc.
Directors:


	James G. Webster, III
Chairman & Interim President

	Irene Smolicz
Senior Trader
Gabelli & Company, Inc.



Officers:


	James G. Webster, III
Chairman & Interim President

	Bruce N. Alpert
Vice President - Mutual Funds



               James E. McKee
Secretary




Lynch Interactive Corporation,
401 Theodore Fremd Avenue Rye, NY 10580


Directors:


	Mario J. Gabelli

See above - GGCP, Inc.


Glenn Angelillo
P.O. Box 128
New Canaan, CT 06840


              Alfred W. Fiore
The Ross Companies
1270 Avenue of the Americas
New York, NY 10020-1703


	Salvatore Muoio
Principal
S. Muoio & Co., LLC
Suite 406
509 Madison Ave.
New York, NY 10022


              Lawrence R. Moats


Moats Office & Properties, Inc.
100 West Palatine Road, Ste. L30
P.O. Box 1189
Palatine, IL 60078-1189


Gary L. Sugarman

Chief Executive Officer
Richfield Associates
400 Andrews Street
Rochester, NY 14604
Officers:


	Mario J. Gabelli

Chairman
	Robert E. Dolan

Interim President and Chief Executive Officer,
Chief Financial Officer


(1) Citizen of Germany